

March 5, 2012

<u>Via E-Mail</u>
Mr. Mark Scott
Chief Financial Officer
Visualant, Incorporated
500 Union Street, Sutie 406
Seattle, WA   98101

>   **Re: Visualant, Incorporated**
>   **Form 10-K for fiscal year ended September 30, 2011**
>   **Filed November 30, 2011**
>   **Amendment No. 1 to Form 8-K**
>   **Filed August 23, 2010**
>   **File No. 0-30262**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended September 30, 2011

Report on Management's Assessment of Internal Control over Financial Reporting, page 26

1.   We note your disclosure here that you have concluded that your internal controls over financial reporting were effective as of September 30, 2011. However, we also note your disclosure on page 19 regarding the identification of material weaknesses in your internal controls over financial reporting. Please amend the filing to include a corrected report on your internal control over financial reporting. In this regard, please note that the guidance in Item 308(a)(3) prohibits a conclusion that internal control over financial reporting is effective when management has identified one or more material weaknesses. In addition, please note the guidance in Item 308(a)(1) of Regulation S-K which requires

the report on internal control over financial reporting include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company.

Form 8-K/A filed August 23, 2010

Item 9.01 – Financial Statements and Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

2.   Please amend the Form 8-K to include an audit report together with the financial statements for TransTech Systems for the years ended December 31, 2009 and 2008. Refer to Rule 3-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief